Exhibit 77K to Form N-SAR


                 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

     On July 25, 2002, Arthur Andersen LLP was dismissed as independent public accountant for the Company. Ernst & Young LLP was selected as the Company's independent public accountant on July 25, 2002. The Company's selection of Ernst & Young LLP as its independent public accountant was recommended by the Company's Audit Committee and was approved by the Company's Board of Directors.

     The reports on the financial statements audited by Arthur Andersen for the years ended November 30, 2001 and November 30, 2000 for the Company did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years.

     It is Registrant's understanding that Arthur Andersen has informed clients that, effective July 1, 2002, the letter contemplated by paragraph (a)(3) of
Item 304 stating whether it agrees with the statements made in the preceding paragraph will no longer be provided to clients. Accordingly, pursuant to paragraph (b)(2) of temporary item 304T, no such letter is included in the filing.